NEWMARKET GOLD CONFIRMS ADDITIONAL NEAR-MINE HIGH GRADE GOLD
MINERALIZATION IN THE LOWER PHOENIX GOLD SYSTEM FOLLOWING SURFACE BASED
DRILL PROGRAMS AT THE FOSTERVILLE GOLD MINE

Vancouver, B.C. – May 09, 2016 – Newmarket Gold (“Newmarket” or the “Company”) (TSX: NMI) (OTCQX: NMKTF) is pleased to announce further positive results from four surface-based drill holes (3,016 meters (“m”)) from the Company’s growth exploration program targeting the Lower Phoenix gold system at the Fosterville Gold Mine. In addition, the Company is pleased to report a further 28 underground, near mine delineation drill holes (4,794 m), which continue to return significant intercepts containing high-grade, visible gold mineralization. Underground drilling continues to focus on further defining near mine gold targets on the Phoenix, Lower Phoenix, Lower Phoenix Footwall (LPFW), East Dipping, Kestrel and Eagle Faults. Recent drill results continue to support the potential to expand Fosterville’s Mineral Resources and Reserves.

Highlights and Key Drill Intercepts at Fosterville Gold Mine
(Outside of Indicated Mineral Resources Reported December 2015)

•	Surface-based drill results on the Lower Phoenix gold system continue to intercept near mine, high-grade gold mineralization supporting the potential to extend Mineral Resources both down-plunge (south) and up-plunge (north) on the Lower Phoenix gold system.

•	Surface based diamond drilling on the Lower Phoenix North system (7850mN) targeting the up-plunge extensions of Lower Phoenix structures approximately 100 m north of delineated Mineral Resources has returned new intercepts of 9.16 g/t Au over 12.15m (Estimated True Width (“ETW”) 11.8m) in hole SPD616B (Including 17.29g/t Au over 2.85m [ETW 2.7m]) and 7.26 g/t Au over 14.25m (ETW 13.9m) in hole SPD616A . The surface based, step out drilling program continues with the initiation of drilling on the Lower Phoenix North system (8050mN) approximately 300 m up-plunge from delineated Measured and Indicated Mineral Resources.

•	Eagle Fault underground delineation drill holes continue to return high- grade mineralization containing visible gold. Key drill intercepts recently reported include 500.7 g/t Au(1) over 12.5 m (ETW 4.5 m) in hole UDH1501(2) (Including 3,850 g/t Au(1) over 1.5 m [ETW 0.9 m]) and 112.2 g/t Au(1) over 19.0 m (ETW 11.9m) in hole UDH1487(2) (Including 290.4 g/t Au(1) over 7.0 m [ETW 4.4 m]) (Previously reported in Newmarket Gold Press Release dated April 12, 2016).

•	Recently reported Eagle Fault drill intercepts are located within Inferred Mineral Resources at the southern end of the high-grade Eagle Fault gold mineralization which has been defined over a strike extent of approximately 600 m and 290 m vertical height. The Eagle Fault mineralization remains open for expansion down plunge where drilling will be focused for the remainder of 2016.

•	Drilling of the East Dipping Fault continues to intersect significant high-grade gold mineralization with new intercepts including 15.37 g/t Au over 2.8 m (ETW 2.77m) in hole UDH1508A. East Dipping high-grade gold mineralization is defined over a 400 m strike length and a vertical span of 150 m footwall to the Lower Phoenix Fault.

•	Phoenix Fault drill results returned new high-grade intercepts including 11.35 g/t Au over 14.15 m (ETW 8.0 m) in hole UDH1525 (Including 30.89 g/t Au over 3.75 m [ETW 3.6 m]).

•	Recent positive grade variance from the Lower Phoenix geological model has been realized in these visible gold areas and through ongoing model to mill reconciliation and statistical analysis, modelling parameters are being refined.

•	The underground Harrier Exploration Drill Drive is over 95% complete with a planned 1,000 m step-out drill section on the Lower Phoenix gold system (5450mN) to commence in Q2, 2016.

(1)	Visible gold present in drill intercept, ETW – Estimated True Width, All drill results are presented in Table 1
(2)	Previously released - Newmarket Gold Press Release - April 12, 2016

Mr. Douglas Forster, President and Chief Executive Officer, Newmarket Gold commented: “We are very pleased to report the positive results of our surface-based growth drilling program and underground delineation drilling programs on the Phoenix and Lower Phoenix gold systems at our flagship Fosterville Gold Mine. We continue to advance our surface-based growth exploration programs targeting the up-plunge and down-plunge extensions of the Lower Phoenix gold system, outside of defined Mineral Resources, and are very encouraged by the latest drill results as we gain confidence of the resource expansion potential for our Fosterville mine. In addition, as we continue to operate four underground drill rigs on resource definition programs on the Phoenix and Lower Phoenix gold systems, we continue to intersect high-grade visible gold mineralization outside of known Measured and Indicated Mineral Resources. Recent drilling results on the Eagle and East Dipping faults support our view that we can build upon the previously announced Phoenix and Lower Phoenix near mine Measured and Indicated Mineral Resource of 673,000 ounces grading 8.33 g/t Au through continued targeting of the down plunge extension of these high-grade structures.”

2016 Exploration Programs at Fosterville Gold Mine

Surface Based Growth Exploration Programs

Since the February 29, 2016 Newmarket News Release, the Company has advanced its surface based growth exploration programs to test the up-plunge (northern) and down-plunge (southern) extensions of the Lower Phoenix gold system completing 4 holes for 3,016 m. Newmarket views these programs as a critical investment at the Fosterville Gold Mine to allow for sustainable growth in the Mineral Resource base and the extended future of Newmarket’s flagship operation.

Surface based growth exploration programs at Fosterville are now completed on the Lower Phoenix South (6200mN) and the Lower Phoenix North (7850mN) drill sections and drilling is about to commence on the Lower Phoenix North (8050mN) drill section located approximately 300 m from delineated Measured and Indicated Mineral Resources. (Figure 1).

Lower Phoenix North (7850mN) Surface Drill Program

A surface exploration drill program on the Lower Phoenix North (7850mN) gold system was undertaken following successful drill results returned from the Lower Phoenix North 7950mN surface drill program previously completed, and which included significant intercepts of 12.5 g/t Au over 3.35 m (ETW 2.4 m) in hole SPD615A and 9.28 g/t Au over 3.35 m (ETW 3.1 m) in hole SPD615 (Previously reported in Newmarket Gold Press Release dated February 29, 2016). The Lower Phoenix North (7850mN) program targets Lower Phoenix mineralization approximately 150 m north of defined Mineral Reserves and consisted of one parent hole and 3 daughter holes for 2,963m. New drill results returned from the Lower Phoenix North (7850mN) program include 9.16 g/t Au over 12.15m (ETW 11.8 m) in hole SPD616B and 7.26 g/t Au over 14.25 m (ETW 13.9 m) in hole SPD616A. Newmarket Gold is currently compiling and interpreting results of this program and is optimistic that Mineral Resources could potentially be extended beyond the current extent of 7750mN to the 7950mN. Newmarket intends to initiate an additional surface based drill program on the Lower Phoenix North section (8050mN) at a cost of approximately $525,000 and drill site setup is currently underway.

Lower Phoenix South (6200mN) Surface Drill Program

The Lower Phoenix South (6200mN) drilling completed in April 2016 included one parent and four daughter holes (3,996 m) targeting approximately 200 m down plunge from existing Mineral Resources on the Lower Phoenix Mineralization System. Results to date have returned significant drill intercepts including 12.75 g/t Au over 5.9 m (ETW 4.5m) in hole SPD614C and 6.16 g/t Au over 2.05 m (ETW 1.9 m) in hole SPD614A (Previously reported in Newmarket Gold Press Release dated February 29, 2016). Further results from hole SPD614D of 27.7 g/t Au over 0.3 m (ETW 0.25m) and 1.5 g/t Au over 5.9 m (ETW 5.6 m) have been returned and approximately 100 m down dip from the 12.75 g/t Au over 5.9 m in hole SPD614C. Results to date highlight the potential for additional Mineral Resource growth at significant distance from the current mining areas, positioned approximately 200 m south of existing Mineral Resources and 370 m south of existing Mineral Reserves.

Harrier Drill Drive

Harrier Exploration Drill Drive is over 95% completed and has been developed over a distance of 467.5 m. Upon completion, a step out exploration drill program will commence on the Lower Phoenix South gold system (5450mN) in Q2, 2016 (Figure 1). Drilling will target the Lower Phoenix gold system approximately 1,000 meters down plunge from existing Phoenix and Lower Phoenix Mineral Reserves, and if successful, could increase the defined footprint of the Phoenix / Lower Phoenix system from 2 km to 3 km in plunge extent. Total cost of the drill program is approximately $950,000.

2016 Resource Definition Programs at Fosterville Gold Mine

Fosterville Phoenix / Lower Phoenix Drilling Program

Since the January 11, 2016 Newmarket News Release, drilling from four diamond drill rigs has continued to focus on definition and exploration of multiple gold targets including the Phoenix, Lower Phoenix, Lower Phoenix Footwall (LPFW), East Dipping, Kestrel and Eagle Faults. Reported drill results are outside of the December 31, 2015 Measured and Indicated Mineral Resources and include results from 28 holes (4,794m) at a cost of approximately $530,000. Mining production continues on the upper-plunge areas of these targeted structures including the high-grade Eagle Fault and East Dipping Faults which have largely contributed to the record Q1, 2016 quarterly production of 33,138 ounces and record mill grade of 7.34g/t Au. Recent positive grade variance from the Lower Phoenix geological model has been realized in these visible gold areas and through ongoing model to mill reconciliation and statistical analysis, modelling parameters are being refined.

All drill assay intercepts are provided in Table 1 and drill collars in Table 2.

Eagle Fault and East Dipping Faults

Recent definition drilling has targeted Inferred Mineral Resources down plunge from these Mineral Resources between 6650mN and 6500mN. Results returned from this drilling, including the recently reported significant intercepts of 500.7 g/t Au(1) over 12.5 m (ETW 4.5 m) in hole UDH1501 (including 3,850 g/t Au over 1.5 m (ETW 0.9 m)) and 112.2 g/t Au(1) over 19.0 m (ETW 11.9m) in hole UDH1487, continue to confirm the continuity and high grade tenor of the Eagle Fault down-plunge and clearly demonstrate Mineral Resource growth potential on this structure (Figure 2). The Eagle zone remains untested and open at depth below the 4060mRL and south of 6500mN and drilling is planned to target beyond this extent during the remainder of 2016.

In addition, 10 drill holes between the 6600mN and 7400mN have further defined East Dipping mineralized faults, footwall to the Lower Phoenix Fault (Figure 3). The East Dipping Faults continue to return significant high-grade intercepts including 15.37 g/t Au over 2.8m (ETW 2.77m) in hole UDH1508A. As of 31st December 2015, High-grade East Dipping gold mineralization has been traced by drilling over a strike length of 400 m and a vertical height of 150 m on East Dipping Fault mineralization in areas footwall to the Lower Phoenix Fault down to the 6575mN and 4125mRL. East Dipping structures are still untested down-plunge and form part of the drill targeting plan for the remainder of 2016.

As of 31st December 2015 the Eagle and East Dipping Faults host over 36% of Measured and Indicated Mineral Resources grading 10.28 g/t Au within the current mining front Measured and Indicated Mineral Resource of 673,000 ounces grading 8.33 g/t Au (see Newmarket Press Release dated March 21, 2016)

Drilling into 2016 will continue to focus on the down-plunge extent of known Eagle and East Dipping fault mineralization to increase confidence southwards to 6500mN as well as test beyond the down-plunge extents of known mineralization from the Central Decline drill platform. The Central Decline drill platform is planned to continue to extend southwards during Q2 and early Q3, 2016 to support drill targeting of these highly prospective easterly dipping structures.

Phoenix, Lower Phoenix Footwall and Kestrel

One drill hole has targeted the down-dip extensions of the Phoenix Fault during the reporting period. Hole UDH1525 returned a significant new intercept of 11.35 g/t Au over 14.15 m (ETW 8.0m) (Including 30.89 g/t Au over 3.75 m (ETW 3.6 m)), which is positioned down dip of the projected location of Phoenix mineralization (Figure 4). Follow-up drilling is scheduled in Q2, 2016 to test for mineralization continuity between the UDH1525 intercept and previously reported drill intercept of 7.65 g/t Au over 4.60 m (ETW 4.13 m) in hole UDH1439 (Newmarket Gold Press Release dated January 11, 2016) which occurs approximately 50 m lower.

Drill intercepts returned outside Measured and Indicated Mineral Resources along Kestrel and Lower Phoenix Footwall structures are illustrated in (Figure 4). The Lower Phoenix Footwall results returned above the 4250mRL are from holes that targeted the Eagle structure from footwall ore drive developments.

To view a PDF of the tables and figures as referenced in this press release please go to the following link: http://media3.marketwire.com/docs/NewmarketGold_Tables_Figures.pdf

Qualified Person

Mark Edwards, MAusIMM (CP), MAIG, General Manager, Exploration, Newmarket Gold, is a "qualified person" as such term is defined in National Instrument 43-101 and has reviewed and approved the technical information and data included in this News Release.

QAQC information is provided at the bottom of Table 1.

ON BEHALF OF THE BOARD

“Douglas Forster”

Douglas Forster, M.Sc., P.Geo.
President & Chief Executive Officer

For further information, please contact:

Laura Lepore
Director, Investor Relations
Newmarket Gold, Inc.
T: 416.847.1847
E: llepore@newmarketgoldinc.com

Ryan King
VP, Corporate Communications
Newmarket Gold, Inc.
T: 604.559.8040
E: rking@newmarketgoldinc.com

To learn more about Newmarket Gold visit our website at www.newmarketgoldinc.com

About Newmarket Gold Inc.
Newmarket Gold is a Canadian-listed gold mining and exploration company with three 100% owned operating mines across Australia. The Company is focused on creating substantial shareholder value by maintaining a strong foundation of quality gold production, over 200,000 ounces annually, generating free cash flow and maintaining a large resource base as it executes a clearly defined gold asset consolidation strategy. The Company is focused on sustainable operating performance, a disciplined approach to growth, and building gold reserves and resources while maintaining the high standards that the Newmarket Gold core values represent.

Cautionary Note Regarding Forward Looking Information
Certain information set forth in this news release contains “forward-looking statements”, and “forward-looking information” under applicable securities laws. Except for statements of historical fact, certain information contained herein constitutes forward-looking statements, which include the Company’s expectations about its business and operations, and are based on the Company’s current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as “will”, “expects”, “anticipates”, “believes”, “projects”, “plans”, and similar expressions. These statements are not guarantees of future performance or outcomes and undue reliance should not be placed on them. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update any forward-looking statements or forward-looking information that are included in this News Release or incorporated by reference herein, except in accordance with applicable securities laws.

Table 1:	Drill Assay Intercepts for Surface and Underground Diamond Drilling at Fosterville Gold Mine
(Intercepts reported are outside of the December 31 2015 Measured and Indicated Mineral Resources)

Hole ID	From (m)	To (m)	Downhole Interval (m)	Estimated True Width (m)	Gold Grade (g/t Au)	Geological Structure
SURFACE DRILLING
Lower Phoenix North ( 7850mN)
SPD616	889	892.05	3.05	3	5.72	Phoenix
SPD616A	880.9	895.15	14.25	13.9	7.26	Lower Phoenix
SPD616B	890.4	902.55	12.15	11.8	9.16	Lower Phoenix
Including	898.05	900.9	2.85	2.7	17.29	Lower Phoenix
Lower Phoenix South ( 6200mN)
SPD614D	1,123.5	1,129.4	5.9	5.6	1.5	Lower Phoenix
SPD614D	1,394.4	1,394.7	0.3	0.25	27.7	Lower Phoenix FW
UNDERGROUND DRILLING
Eagle
UDH1480(1)	305.8	310.05	4.25	3.0	69.47	Eagle
Including(1)	308	308.35	0.35	0.25	439	Eagle
UDH1484	309.9	315	5.1	2.7	5.58	Eagle
UDH1486	301.6	306.2	4.6	3.68	6.93	Eagle
UDH1487(2)	245.8	247.55	1.75	1.6	16.11	Eagle
UDH1487(1, 2)	257.5	276.5	19	11.9	112	Eagle
Including(1)	260.0	267.0	7.0	4.4	290	Eagle
UDH1501(1, 2)	248.35	296.85	12.5	4.5	501	Eagle
Including(1, 2)	287.9	293.9	6	2.3	1,039	Eagle
And Including(1, 2)	289.15	290.65	1.5	0.9	3,850	Eagle
UDH1502	268.3	278.05	9.75	6.4	5.1	Eagle
UDH1508A	200.5	202	1.5	1	4.2	Eagle
UDH1548	74.35	78.1	3.75	2.19	4.21	Eagle
East Dipping
UDH1505	108.5	109.4	0.9	0.8	5.08	East Dipping
UDH1505	243.5	247.5	4	3.9	5.35	East Dipping
UDH1508A	248.85	251.65	2.8	2.77	15.37	East Dipping
Including	250.3	250.8	0.5	0.4	68.5	East Dipping
UDH1514	No Significant Intercept					East Dipping
UDH1515	91.65	93.5	1.85	1.8	6.58	East Dipping
UDH1516	87.15	88.4	1.25	1.24	4.94	East Dipping

1

Hole ID	From (m)	To (m)	Downhole Interval (m)	Estimated True Width (m)	Gold Grade (g/t Au)	Geological Structure
UDH1518	No Significant Intercept					East Dipping
UDH1532	15	20.25	5.25	3.82	5.86	East Dipping
UDH1545	54	55.5	1.5	1.2	5.47	East Dipping
UDH1545	72.6	74.35	1.75	1.25	3.82	East Dipping
UDH1550	No Significant Intercept					East Dipping
UDH1551	0.1	6.3	6.2	1	6.9	East Dipping
Phoenix
UDH1525	50.85	65	14.15	8	11.35	Phoenix
Including	61.25	65	3.75	3.6	30.89	Phoenix
Kestrel
UDH1501	65.75	67.3	1.55	1.3	4.57	Kestrel
UDH1501	71.9	72.95	1.05	0.98	6.89	Kestrel
UDH1502	72.3	72.65	0.35	0.34	1.45	Kestrel
Lower Phoenix Footwall
UDH1518	98.5	101.95	3.45	1.5	2.93	Lower Phoenix FW
UDH1541	1.4	3.15	1.75	1.37	3.22	Lower Phoenix FW
UDH1542	2.1	5.2	3.1	2.67	3.66	Lower Phoenix FW
UDH1543	4.6	6	1.4	0.87	11.15	Lower Phoenix FW
UDH1544	5.05	6.2	1.15	0.91	8.33	Lower Phoenix FW
UDH1545	2.6	5.6	3	2.35	2.39	Lower Phoenix FW
UDH1546	2.5	5.65	3.15	2.17	2.63	Lower Phoenix FW
UDH1547	No Significant Intercept					Lower Phoenix FW
UDH1548	No Significant Intercept					Lower Phoenix FW
UDH1549	No Significant Intercept					Lower Phoenix FW
UDH1550	15	16.8	1.8	0.49	9.18	Lower Phoenix FW
UDH1551	31.9	34	2.1	0.38	4.91	Lower Phoenix FW
UDH1551	99	101	2	0.33	9.74	Lower Phoenix FW
UDH1552	No Significant Intercept					Lower Phoenix FW
UDH1611	40.2	44.35	4.15	2.2	2.61	Lower Phoenix FW
UDH1612	30.55	34.1	3.55	2	3.82	Lower Phoenix FW
UDH1612	68.15	69.15	1	0.65	7.66	Lower Phoenix FW

Notes:	(1) - Visible gold observed in drill intercept
(2)- Previously reported drill intercept
Drill intercepts greater than 30 Gram-Metres (gold grade x estimated true width) are shown in bold text

2

Drilling and Assay QAQC

Newmarket Gold has in place quality-control systems to ensure best practice in drilling, sampling and analysis of drill core. All diamond drill hole collars (Table 2) are accurately surveyed using a Leica Total Stations instrument and down-hole deviations are measured by electronic multi-shot cameras.

All reported drill intercepts are from NQ2 sized diamond drill core that was either whole core sampled or cut longitudinally in half with a diamond saw. In the cases of sawn drill core, one-half of the drill-core was sent for assay and the other half retained for reference. Drill core sample intervals vary between 0.3 and 1.2m in length and were determined from logging of sulphide and visible gold.

Samples containing visible gold or considered likely to contain visible gold were separated from sulphide gold samples and dispatched independently for assaying. At the laboratory “visible gold” jobs were processed through a single pulverizer and material barren of gold was crushed before and after each sample to minimize the potential for gold to contaminate successive samples.

Assay results are based on 25-gram charge fire assays. Mean grades are calculated using a variable lower grade cut-off (generally 2 g/t Au) and maximum 2m internal dilution. No upper gold grade cut is applied to the data. However, during future resource work the requirement for assay top cutting will be assessed.

Drill samples were assayed at On Site Laboratories, an independent laboratory in Bendigo, Victoria. The facility is registered ISO 9001:2008 (CERT-C33510). A lesser number of samples were also assayed at Gekko Systems Assay Laboratory in Ballarat, Victoria. The facility achieved NATA accreditation (No. 19561) in October 2015 in the field of chemical testing.

3

Table 2:

Fosterville Gold Mine Exploration Drill Hole Collar Locations (Drilling Programs later than and outside of the reporting of the December 31 2015 Measured and Indicated Mineral Resources, Fosterville Mine Grid)

Hole ID	Northing (m)	Easting (m)	Elevation (m)	Collar Azimuth (°)	Collar Plunge (°)	Depth (m)
SURFACE DRILL HOLES
SPD614D	6205	1176	5172	90	-82	692.35
SPD616	7851	1122	5165	90	-63	947.7
SPD616A	7851	1122	5165	90	-63	567
SPD616B	7851	1122	5165	90	-63	809.5
UNDERGROUND DRILL HOLES
UDH1480	6512	1755	4307	278.3	-36.2	370
UDH1484	6512	1755	4307	274.3	-40.3	333
UDH1486	6513	1755	4306	278.1	-41	315
UDH1487	6512	1755	4307	283.3	-44.2	294
UDH1501	6566	1754	4315	274.4	-34.8	326.9
UDH1502	6567	1754	4315	278.2	-34.2	330
UDH1505	6567	1755	4314	285.8	-42.1	264
UDH1508A	6567	1755	4314	282.1	-42.9	281.9
UDH1514	7361	1658	4352	248.2	-30.7	155.8
UDH1515	7361	1657	4352	253.6	-37	182.6
UDH1516	7362	1657	4352	264.8	-37.5	161.6
UDH1518	7362	1657	4353	288.4	-28.2	130
UDH1525	6447	1756	4296	257.9	-14.5	122.9
UDH1532	6851	1633	4263	54.4	-14.8	116.9
UDH1541	6840	1553	4257	92.9	9.1	96
UDH1542	6839	1553	4257	106.6	-7.3	125.4
UDH1543	6839	1553	4258	115.9	23.4	71.7
UDH1544	6838	1553	4258	128	9.1	92.6
UDH1545	6838	1553	4257	126.1	-7.6	104.6
UDH1546	6839	1553	4256	112.1	-22.1	135
UDH1547	6837	1553	4257	144.6	-7.5	85.9
UDH1548	6837	1553	4256	146.7	-14.6	122.75
UDH1549	6837	1552	4257	154.8	-3.5	92.6
UDH1550	6837	1552	4258	158.1	15	68.2
UDH1551	6837	1551	4257	169.5	0.6	113.8
UDH1552	6837	1553	4256	140.4	-20.1	119.8
UDH1611	7012	1574	4228	309.3	-4.5	94.5
UDH1612	7011	1574	4227	284.8	-16.9	86

4

South
North
Daley's Hill
John's
Harrier
Ellemere
Falcon
5,000 mRL
4,000 mRL
Harrier & Osprey
Vulture
Ellesmere
HARRIER DECLINE
CENTRAL DECLINE
PHOENIX DECLINE
Harrier Drill Drive (Current April 30, 2016)
Drill Target Area
Phoenix
Lower Phoenix
Lower Phoenix
Splay
Splay
5,450mN
8,050mN
Location of Figures 2,3 & 4
SPD614A 6.2 (1.9)
SPD614A
SPD614B
SPD614C
SPD567B 4.4 (6.1)
SPD614C 12.8 (4.5)
SPD614D 1.5 (5.6)
SPD614D 27.7 (0.3)
SPD615A 12.5 (2.4)
SPD616 5.7 (3.0)
SPD616A 7.3 (13.9)
SPD616B 9.2 (11.8)
SPD615 9.3 (3.1)
SPD615A
SPD615
SPD615B
SPD615C 4.4 (9.1)
UDE089
UDE090
UDE091 6.5 (4.2)
UDE091
UDE090 4.7 (5.7)
View looking to west
0
500
metres
5,000 mN
6,000 mN
7,000 mN
8,000 mN
9,000 mN
Fosterville Mine Grid
LEGEND
MINING
Mined Open Pits
Mined Stopes
Mined Development
Reserve
Mine Design
RESOURCE GRADE SHELLS
Indicated
Inferred
>3 g/t Au
1.5 g/t Au
>3 g/t Au
1.5 g/t Au
TARGET AREAS
Trend
DRILL INTERCEPTS
(Coloured By *Gram-Metre)
>30
15 to 30
5 to 15
1 to 5
0 to 1
DRILL INTERCEPT LABELS
Hole Name
Grade (g/t Au) & (Estimated True Width (m))
*Gram-Metre = Gold Grade x Estimated True Width
(Mineral Resources, Mineral Reserves and Mining as at December 31, 2015)
Symbol denotes previously reported drill intercept

Newmarket Gold

Figure 1 **Longitudinal Projection, Fosterville Gold Mine** May 2016

South
North
6,500 mN
6,750 mN
7,000 mN
7,250 mN
4,500 mRL
4,250 mRL
4,000 mRL
UDH1548
UDH1508A
UDH1501
501 (4.5)
incl. 1,039 (2.3)
& 3,850 (0.9)
(Reported April 12, 2016)
UDH1502
5.1 (6.4)
UDH1487
UDH1486
UDH1484
UDH1480
69.5 (3.0)
incl. 439 (0.3)
UDH1487
112 (11.9)
incl. 290 (4.4)
View looking to west
0
200
metres
Fosterville Mine Grid
LEGEND
MINING
Mined Stopes
Mined Development
Reserve
Mine Design
(Mineral Reserves and Mining as at December 31, 2015)
TARGET AREAS
Trend
MINERALIZATION
Eagle
DRILL INTERCEPTS
(Coloured By *Gram-Metre)
>30
15 to 30
5 to 15
1 to 5
0 to 1
DRILL INTERCEPT LABELS
(Shown for >30 *Gram-Metres or Visible Gold)
Hole Name
Grade (g/t Au) & (Estimated True Width (m))
Visible Gold highlighted in yellow
*Gram-Metre = Gold Grade x Estimated True Width
NewmarketGold

Figure 2 **Longitudinal Projection of Eagle Mineralization, Fosterville Gold Mine** May 2016

South
North
6,500 mN
6,750 mN
7,000 mN
7,250 mN
4,500 mRL
4,250 mRL
4,000 mRL
UDH1550
UDH1545
UDH1505
UDH1545
UDH1551
UDH1532
UDH1505
UDH1514
UDH1518
UDH1515
UDH1516
UDH1508A
15.4 (2.8)
incl. 68.5 (0.4)
View looking to west
0
200
metres
Fosterville Mine Grid

LEGEND

MINING

- Mined Stopes
- Mined Development
- Reserve
- Mine Design

(Mineral Reserves and Mining as at December 31, 2015)

TARGET AREAS

- Trend

MINERALIZATION

- East Dipping

DRILL INTERCEPTS
(Coloured By *Gram-Metre)

- >30
- 15 to 30
- 5 to 15
- 1 to 5
- 0 to 1

DRILL INTERCEPT LABELS
(Shown for >30 *Gram-Metres or Visible Gold)

Hole Name
Grade (g/t Au) & (Estimated True Width (m))

Visible Gold highlighted in yellow

*Gram-Metre = Gold Grade x Estimated True Width

NewmarketGold

Figure 3 **Longitudinal Projection of East Dipping Mineralization, Fosterville Gold Mine** May 2016

South
North
6,500 mN
6,750 mN
7,000 mN
7,250 mN
4,500 mRL
4,250 mRL
4,000 mRL
UDH1525
11.4 (8.0)
incl. 30.9 (3.6)
UDH1439
7.7 (4.1)
(Reported Jan. 11 2016)
UDH1501
UDH1501
UDH1502
UDH1544
UDH1543
UDH1550
UDH1551
UDH1551
UDH1541
UDH1546
UDH1611
UDH1612
UDH1612
UDH1542
UDH1545
UDH1549
UDH1547
UDH1552
UDH1548
UDH1518
View looking to west
0
200
metres
Fosterville Mine Grid
MINING
Mined Stopes
Mined Development
Reserve
Mine Design
(Mineral Resources, Reserves and Mining as at December 31, 2015)
RESOURCE GRADE SHELLS
Indicated
Inferred
>3 g/t Au
1.5 g/t Au
>3 g/t Au
1.5 g/t Au
TARGET AREAS
Trend
STRUCTURE
Phoenix
Kestrel
Lower Phoenix Footwall
DRILL INTERCEPTS
(Coloured By *Gram-Metre)
>30
15 to 30
5 to 15
1 to 5
0 to 1
DRILL INTERCEPT LABELS
(Shown for >30 *Gram-Metres or Visible Gold)
Hole Name
Grade (g/t Au) & (Estimated True Width (m))
Visible Gold highlighted in yellow
*Gram-Metre = Gold Grade x Estimated True Width
Newmarket Gold

Figure 4 **Longitudinal Projection of Phoenix, Kestrel & Lower Phoenix Footwall Mineralization, Fosterville Gold Mine** May 2016